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                                                                     Exhibit 7

12/05/96 Hadco Corporation to Acquire Zycon Corporation


Salem, New Hampshire - December 5, 1996 - Hadco Corporation (Nasdaq: HDCO) announced today that it agreed to acquire Zycon Corporation (Nasdaq: ZCON) for approximately $205 million in cash, or $18.00 per share.

The acquisition of Zycon, a leading manufacturer of complex printed circuit boards, will position Hadco as the largest interconnect circuit producer in the United States and one of the top five manufacturers in the world.

Andy Lietz, Chief Executive Officer of Hadco, stated, "Our objective is to take a leadership position in the world interconnect market. With the worldwide proliferation of complex electronic products, the increased scale of operations provided by the Hadco and Zycon combination will allow Hadco to offer the greatest array of technologically advanced interconnect products in the world. On a geographic basis, the acquisition of Zycon provides us with a significant West Coast presence in volume high quality printed circuit board capability and backplane assembly. The Malaysian operation gives us an entry into the Far East, and Zycon's East Coast facility complements our quick-turn and design capabilities. This acquisition is a key element in Hadco's long term growth strategy."

Ron Donati, President, Chief Executive Officer and Chairman of Zycon, stated, "With the combination of Hadco and Zycon, we will unite the efforts of two of the strongest and most technologically advanced interconnect manufacturers in the United States. The companies will have the opportunity to continue their research and technology development together, which will help Hadco better serve the combined customer base. As a result, we believe Hadco represents an excellent opportunity for our employees to benefit from the additional growth prospects represented by this transaction."

Zycon and certain principal shareholders terminated, in accordance with its terms, a previous agreement for sale of the stock at $16.25 per share. Under the terms of the Hadco merger agreement, Hadco will offer to purchase all of the outstanding shares of common stock of Zycon for $18.00 per share in cash. Certain principal shareholders, owning approximately 60% of the company's outstanding stock, have agreed to tender all of their shares to Hadco.

Headquartered in Santa Clara, California, Zycon manufactures high quality, complex multilayer printed circuit boards for original equipment manufacturers and contract manufacturers in such industries as data communications, telecommunications, advanced storage systems, workstations, servers and personal computers.

Headquartered in Salem, New Hampshire, Hadco is a leading supplier of electronic interconnect products and services. Markets served include original equipment manufacturers and contract assemblers in the computer, telecommunications, automotive, medical instruments, and industrial automation sectors of the electronics industry. Hadco's wide range of services and products provide a singular solution to the industry's accelerating time-to-market requirements. Hadco offers extensive printed circuit design and engineering services, dedicated quick turn-around prototype and development fabrication, complex technology volume production fabrication, backplane assemblies and added-value sub-assemblies as well as a complete array of assembly capabilities. The Company operates six facilities in the United States.

Except for the historical information contained in this press release (including pricing, revenue, earnings, and operating expectations) there may be forward looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially include, but are not limited to, general economic conditions, business conditions in the electronics industry, demand for the company's products, and other risks and uncertainties described in reports and other documents filed by the company from time to time with the Securities and Exchange Commission.

A conference call will take place at 10:00 AM EST on December 5, 1996. Dial-in number is 1-800-621-5170, reservation number 2245912. Replay will be available until 5:00 PM December 7, 1996 by calling 1-800-633-8284 using the reservation number above.